ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
7/Fl. B, No. 132, Sec. 3
Min-Sheng East Road
Taipei, 105, Taiwan
Republic of China
August 31, 2011
By Email: (IngramJ@sec.gov), and U.S. Mail
By Edgar
Jay Ingram, Esq.
Legal Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Asia Pacific Wire & Cable Corporation Limited (the “Company”)
File No. 333-153796
Dear Mr. Ingram:
This letter is in response to your letter of July 28, 2011 and subsequent telephone discussions between a member of the staff at the Commission and our Company’s U.S. counsel at Thompson Hine LLP.
The Division has inquired as to whether, during the period subsequent to April 1, 2011, any offers or sales were made pursuant to the prospectus (the “Prospectus”) contained in the Registration Statement, as amended by Post-Effective Amendment No. 6 to Form F-1 effective as of October 6, 2010, and as proposed to be amended further by Post-Effective Amendment No. 8 (“PEA No. 8”) to the Form F-1 on Form F-3 registration statement filed with the Commission on or about the date hereof (such registration statement as so amended is herein the “Registration Statement”).
The holders of the common shares that are registered securities covered by the Registration Statement are Pacific Electric Wire & Cable Company Limited (“PEWC”) and MSD Credit Opportunity Master Fund, L.P. (“COF”), as the assignee of SOF Investments, L.P. (“SOF”). I have inquired of, and confirmed with, each of PEWC and COF (on behalf of itself and on behalf of SOF) that none of those parties has made any offers or sales of common shares of the Company pursuant to the Prospectus during the time period in question.
In addition, I have inquired of, and confirmed with, ComputerShare, the Company’s U.S. transfer agent and Appleby Management (Bermuda) Ltd., the Company’s Bermuda resident secretary and Bermuda transfer agent, that none of PEWC, COF or SOF has communicated to either transfer agent that it has made, or offered to make, any sales of common shares of the Company during the time period in question. The Company and its management acknowledge that they are responsible for the accuracy and adequacy of all disclosures made in the Registration Statement and each post-effective amendment thereto.

Jay Ingram, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 31, 2011

Please note that COF obtained its shares by way of an assignment from SOF, its affiliate. SOF initially acquired 2,766,154 common shares of the Company from Sino-JP Fund Co., Ltd. on June 28, 2007 in consideration for a purchase price of $11,756,154.50. On that same day, the Company entered into a shareholders agreement with SOF and PEWC. On March 27, 2009, SOF sold 1,410,739 common shares, constituting 51% of the common shares held by it, to PEWC in consideration for a purchase price of $6,557,149. On that same day, the Company entered into an Amended and Restated Shareholders Agreement with PEWC and SOF. COF has executed a Shareholders Joinder to such Amended and Restated Shareholders Agreement. The foregoing information is disclosed in PEA No. 8 in the section captioned “Selling Shareholders”.
On behalf of the Company, I acknowledge that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare a filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring a filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in such filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
The undersigned wishes to confirm that the Company and its management are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of common shares of the Company specified in the Registration Statement. The Company hereby wishes to respectfully request acceleration of the effective date of PEA No. 8 and the Registration Statement as amended thereby. Specifically, the Company requests that the Division declare PEA No. 8 and the Registration Statement as amended thereby to be effective on the fourth business day following the date of the filing of PEA No. 8. Thank you for your attention to this matter.

Jay Ingram, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 31, 2011

Please do not hesitate to contact us if you have any further questions with regard to this matter.
Sincerely yours,
/s/ Frank Tseng
Frank Tseng
Chief Financial Officer
Asia Pacific Wire & Cable Corporation Limited

cc:	Jessica S. Kane, Esq.
Michael Hagan, Esq.